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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                ---------------

                              REXALL SUNDOWN, INC.

                           (Name of Subject Company)

                              REXALL SUNDOWN, INC.

                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                            ------------------------

                                   761648104

                     (CUSIP Number of Class of Securities)

                            ------------------------

                              RICHARD WERBER, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                              REXALL SUNDOWN, INC.
                         6111 BROKEN SOUND PARKWAY, NW
                           BOCA RATON, FLORIDA 33487
                                 (561) 241-9400

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) Filing Statement)

                            ------------------------

                                WITH A COPY TO:

                              PAUL BERKOWITZ, ESQ.
                            GREENBERG TRAURIG, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                  INTRODUCTION

    This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Nutricia Investment Corp., a Florida corporation (the "Purchaser") and an indirect wholly owned subsidiary of Koninklijke Numico N.V., ("Numico"), to purchase all of the outstanding shares of Common Stock (as defined below) of Rexall Sundown, Inc., a Florida corporation (the "Company").

ITEM 1.  SUBJECT COMPANY INFORMATION.

    The name of the subject company is Rexall Sundown, Inc., its principal executive offices are located at 6111 Broken Sound Parkway, NW, Boca Raton, Florida 33487 and its phone number is (561) 241-9400. This Schedule 14D-9 relates to the Company's common stock, par value $0.01 per share (the "Common Stock"). As of April 28, 2000, there were 64,063,856 shares of Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) NAME AND ADDRESS. The name, business address and business telephone number of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

    (b) TENDER OFFER. This Schedule 14D-9 relates to the tender offer made by the Purchaser, disclosed in a Tender Offer Statement on Schedule TO dated May 5, 2000 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all the outstanding shares of Common Stock at a price (the "Offer Price") of $24.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 5, 2000 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and incorporated herein by reference.

    The Offer is being made pursuant to an Agreement and Plan of Merger dated as of April 30, 2000, among the Company, Numico and the Purchaser (the "Merger Agreement"), which provides for (i) the making of the Offer by the Purchaser, subject to the conditions set forth in the Offer and to the conditions and upon the terms of the Merger Agreement and (ii) the subsequent merger of the Purchaser with and into the Company (the "Merger"). In the Merger, each share of Common Stock outstanding at the Effective Time (as defined in the Merger Agreement) (other than shares of Common Stock held by the Company, Numico or the Purchaser or shares held by dissenting shareholders under Florida law) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to $24.00 per share or such greater amount paid pursuant to the Offer (the "Merger Consideration"). The Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto, is summarized in Sections 1 and 11 of the Offer to Purchase and incorporated herein by reference.

    In connection with the Merger Agreement, certain directors and senior executives of the Company as well as certain other shareholders of the Company have entered into a Shareholder Agreement dated April 30, 2000, with Numico and the Purchaser (the "Shareholder Agreement"), which, among other things, and subject to certain exceptions, requires each such person to tender his/her/its shares of Common Stock into the Offer, grants to the Purchaser an irrevocable option to purchase such shares, and grants to Numico a proxy to vote such shares with respect to the Merger. A copy of the Shareholder Agreement, filed as Exhibit (e)(2) hereto, is summarized in Section 11 of the Offer to Purchase and incorporated herein by reference.

    The principal executive offices of the Purchaser are located at, 222 North LaSalle Street, Chicago, Illinois 60601, and the principal executive offices of Numico are located at Rokkeveenseweg 49, 2712 PJ Zoetermeer, P.O. Box 1,2700, MA Zoetermeer, the Netherlands.
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ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Except as set forth in the response to this Item 3 or in Annex A attached hereto or as incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates on the one hand and the Purchaser or its affiliates or the Company's executive officers, directors or affiliates on the other hand.

    A summary of the material provisions of the Merger Agreement is included in Sections 1 and 11 of the Offer to Purchase, which is incorporated by reference herein. The summary of the Merger Agreement in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement.

    Certain contracts, arrangements or understandings between the Company or its affiliates and certain of the Company's directors, executive officers and affiliates are described in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A (the "Information Statement"). The Information Statement is being furnished to the Company's shareholders pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with Purchaser's right (after acquiring a majority of the Common Stock pursuant to the Offer) to designate persons to the Board of Directors of the Company (the "Purchaser Board") other than at a meeting of the shareholders of the Company. The Information Statement is incorporated by reference.

    In connection with the Merger Agreement, a number of officers of the Company have entered into new employment and consulting agreements with the Company and Numico (collectively, the "New Employment Agreements and Consulting Agreements"). In addition, Numico and the Company have agreed to certain actions with respect to employee benefits pursuant to a letter agreement (the "Benefits Letter"). In addition, as noted above, certain directors, senior executives and certain shareholders owning in the aggregate a majority of the Company's outstanding Common Stock, have entered into the Shareholder Agreement. Under the Shareholder Agreement, these persons have agreed to tender their shares of Common Stock into the Offer, have granted the Purchaser an option (the "Option") to purchase their shares of Common Stock at a price of $24.00 per share (provided that, in the event the consideration per share of Common Stock payable in the Offer, the Merger or any alternative transaction between the Company and Numico is increased above $24.00 (a "Higher Purchase Price"), then with respect to shares of Common Stock purchased pursuant to the Option from Christian Nast, Nickolas Palin, Geary Cotton, Patricia Cotton, Richard Goudis, Richard Werber, Gerald Holly, Stephen Frabitore and David Schofield (the "Exempt Sellers"), the option price will be increased to the Higher Purchase Price and provided, further, that if after the Option is exercised, the Company enters into a transaction constituting an Acquisition Proposal (as defined in the Merger Agreement) and Numico or the Purchaser disposes of the shares so purchased within one year after termination of the Merger Agreement at a price per share higher than $24.00, Numico must pay the Exempt Sellers the difference between such higher price and $24.00), have agreed to vote in favor of the Merger and have granted the Purchaser a proxy in respect of such shares. For a description of these and certain other contracts, agreements, arrangements or understandings and any actual or potential conflicts of interests between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates, or
(2) Purchaser or its respective executive officers, directors or affiliates, see Sections 1 and 11 of the Offer to Purchase, which is incorporated by reference herein.

    In addition, the Board of Directors of the Company (the "Board") amended the director and officer indemnification provisions of the Company's Bylaws as set forth in Schedule 5.7 of the Merger Agreement which is incorporated herein by reference. Such amendment provides that the Company (and any successor to the Company by merger or otherwise) will indemnify each officer and director of the Company (including the heirs, personal representatives, executors, administrators and estate of such person) against all liability (including judgments, settlements, penalties and fines) and costs, charges,

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and expenses (including attorneys' fees) asserted against such officer or director by reason of the fact that such person is or was a director or an officer of the Company (each an "Indemnified Person").

    The amendment also provides that costs, charges and expenses (including attorneys' fees) incurred by an Indemnified Person in defending an indemnifiable claim may, and in connection with a transaction involving a Change in Control (as defined below) of the Company or a potential Change in Control of the Company shall, be paid by the Company in advance of the final disposition of such claim, upon receipt of an undertaking reasonably satisfactory to the Board by the Indemnified Person to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified by the Company as authorized in the bylaws. "Change in Control" means a merger, sale of all or substantially all of the assets, or acquisition of more than 40% of the voting stock of the Company, by a tender offer, stock purchase or otherwise, including the Offer and the Merger.

    Numico and the Purchaser have agreed in the Merger Agreement to keep the indemnification provisions of the bylaws of the Company in effect for no less than six years and to not amend such provisions in a manner adverse to any person who was an officer or director of the Company on the date of the Merger Agreement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (a)  SOLICITATION RECOMMENDATION.

    At a meeting held on April 28, 2000, the Board unanimously (i) approved the Merger Agreement, the Shareholder Agreement, the New Employment Agreements and Consulting Agreements, the Offer and the Merger, (ii) determined that the Offer and the Merger are fair to, and in the best interests of, holders of shares of Common Stock and (iii) voted to recommend that holders of shares of Common Stock tender their shares of Common Stock pursuant to the Offer. Accordingly, the Board unanimously recommends that the shareholders of the Company tender their shares of Common Stock pursuant to the Offer. Copies of a letter to the shareholders of the Company communicating the Board's recommendation and the Company's press release announcing the Merger Agreement and the transactions contemplated thereby are filed as Exhibits (a)(3) and (a)(4) hereto, respectively, and are incorporated herein by reference.

    (b)(i)  BACKGROUND OF THE OFFER.

    From time to time, the Company has been the subject of informal inquiries regarding a possible acquisition or other business combination transaction. Although most of such inquiries did not proceed beyond very preliminary stages, in June 1999, the Company was approached by a pharmaceutical company (the "Pharmaceutical Company") regarding a possible strategic alliance or business combination transaction. On July 8, 1999, representatives of the Pharmaceutical Company attended meetings at the Company's headquarters at which preliminary discussions were conducted. Based upon these meetings, the Pharmaceutical Company indicated its desire to explore the acquisition of the entire Company and the Company indicated that it would consider such a transaction. As a result, on that date, the Pharmaceutical Company and the Company executed a confidentiality agreement. The Company also engaged Morgan Stanley & Co. Incorporated ("Morgan Stanley") to act as its financial advisor in connection with any sale of the Company. This engagement was later formalized by a letter executed on August 12, 1999 (the "Morgan Stanley Engagement Letter").

    Over the following days, information exchanges took place and on July 28, 1999 representatives of the Pharmaceutical Company and members of the Company's senior management held a meeting in Florida to discuss a potential acquisition transaction and at which meeting additional information regarding the Company was provided. In early August 1999, Mr. Damon DeSantis, the Company's President and Chief Executive Officer, and Mr. Christian Nast, the Company's Vice Chairman, met with representatives of the Pharmaceutical Company who provided an indication of value for the

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Company in a range of $15.00 to $18.00 per share and, although the Company indicated such price range would be inadequate, discussions regarding a transaction continued; however, later in August, the Pharmaceutical Company telephonically informed the Company that, based upon its additional review, it had reservations regarding the strategic rationale for an acquisition of the Company by the Pharmaceutical Company. As a result, the discussions with the Pharmaceutical Company were mutually terminated.

    Subsequent to the termination of discussions with the Pharmaceutical Company, the Company received a number of unrelated inquiries regarding strategic relationships or other business combination transactions. With the exception of Numico's, none of these inquiries progressed to a serious exploration of any such transaction.

    At a meeting held on the morning of April 26, 2000, in Boca Raton, Florida, the Board met to consider the terms of the proposed acquisition of the Company by Numico. At such meeting, the Board reviewed and discussed the latest terms of the proposed acquisition and the applicable agreements and heard presentations from and asked questions of its management and its financial and legal advisors.

    The Board met again on April 28, 2000, at which time the Company's financial and legal advisors described the final terms of the proposed acquisition and the applicable agreements and Morgan Stanley delivered its opinion, dated April 28, 2000, that, as of such date, and based on and subject to the matters set forth in its opinion, the consideration to be received pursuant to the Merger Agreement by the Company's shareholders was fair, from a financial point of view, to such shareholders. At such meeting, the Board unanimously approved the Merger Agreement, the Offer and the Merger, determined that the Offer and the Merger are fair to, and in the best interests of, the shareholders of the Company and voted to recommend to holders of Shares that they tender their Shares pursuant to the Offer and adopt the Merger Agreement. The Board also approved the Shareholder Agreement and the New Employment Agreements and Consulting Agreements.

    For additional information regarding the background of the Offer, See
Section 10 of the Offer to Purchase which is incorporated herein by reference.

    (ii)  REASONS.

    In making the determinations and recommendations set forth in subparagraph
(a) above, the Board considered a number of factors, including, without limitation, the following:

        (1) the amount and form of consideration to be received by the Company's shareholders in the Offer and the Merger;

        (2) the historical market prices, price to earnings ratios, earnings before interest, taxes, depreciation and amortization (EBITDA) and other multiples, recent trading activity and trading range of the Common Stock, including the fact that the Offer Price represents a premium of approximately 49% over $16.10, the average closing price of the Common Stock for the 30 trading days ended April 21, 2000, which was considered to be a trading period largely unaffected by rumors with respect to a transaction;

        (3) the fact that the Offer and the Merger provide for a prompt cash tender offer for all the shares of Common Stock to be followed by the Merger for the same consideration, thereby enabling the Company's shareholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of Common Stock;

        (4) the Company's prospects if it were to remain independent, including the risks and benefits inherent in remaining independent, including the risk arising from the dietary supplement industry becoming increasingly competitive and increasingly dependent on proprietary products, the possibility of additional regulation of the dietary supplement industry and the possibility of

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    increased regulation of the Company's multi-level marketing operations resulting in increased costs of compliance and decreased margins;

        (5) the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity) and other potential business combination transactions, as well as past discussions with other potential acquirers of the Company, the likelihood that other potential acquirers would offer greater value for the Company, the range of possible benefits to the Company's shareholders of such alternatives and the timing and likelihood of accomplishing the goal of any of such alternatives;

        (6) information with regard to the financial condition, results of operations, business and prospects of the Company, the regulatory approvals required to consummate the Offer and the Merger as well as current economic and market conditions (including current conditions in the industry in which the Company competes);

        (7) the financial analysis and presentation of Morgan Stanley to the Board on April 26, 2000, and the oral opinion of Morgan Stanley (which opinion was subsequently confirmed by delivery of a written opinion dated April 28, 2000, the date the Board adopted the Merger Agreement) to the effect that, as of such date, and based upon and subject to certain matters stated in such opinion, the $24.00 per share cash consideration to be received by holders of shares of Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of Morgan Stanley's written opinion, dated April 28, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Morgan Stanley, is attached hereto as Exhibit (e)(3) and is incorporated herein by reference. Morgan Stanley's opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received pursuant to the Merger Agreement by holders of shares of Common Stock and is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender shares of Common Stock pursuant to the Offer. Holders of shares of Common Stock are urged to read such opinion carefully in its entirety;

        (8) the high likelihood that the proposed acquisition would be consummated, in light of the fact that the Offer and Merger are not subject to any financing contingencies;

        (9) the terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations;

       (10) the fact that, pursuant to the Merger Agreement, the Board has the right, prior to the purchase of shares of Common Stock pursuant to the Offer, to terminate the Merger Agreement in order to accept a Superior Proposal (as defined in the Merger Agreement), if (i) the Company gives Numico written notice of the Company's intention to accept such Superior Proposal, (ii) Numico, within 72 hours after the receipt of such notice, does not make an offer which the Board reasonably and in good faith determines (after consultation with its independent financial advisor and outside legal counsel) is at least as favorable to the shareholders of the Company (other than shareholders party to the Shareholder Agreement) as the Superior Proposal and (iii) the Company, prior to termination, pays to Numico a $65 million termination fee plus up to $14 million of Numico's expenses incurred in connection with the Offer and the Merger;

       (11) the belief of the Board based upon the Company's negotiations with Numico and its investigation of Numico and other companies acquired by Numico, that the Company would continue to operate largely intact after the transaction is completed, that the Offer and the Merger would likely not have an adverse effect on the Company's employees, suppliers, customers and communities, as well as other factors permitted to be considered by Section
    607.0830 of the Florida Business Corporation Act (the "FBCA"); and

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       (12) the fact that holders of a majority of the outstanding shares of the
    Common Stock, including members of the Board and senior management, considered the Offer Price to be an appropriate price for such shares and were willing to enter into the Shareholder Agreement which would require them to tender their shares and vote in favor of the Merger.

    The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

    (c)  INTENT TO TENDER.

    Pursuant to the Shareholder Agreement, all of the Company's executive officers and certain of its directors have agreed to tender their shares of Common Stock and, to the Company's knowledge, after reasonable inquiry, the Company's other directors and affiliates currently intend to tender all Common Stock held of record or beneficially (other than Common Stock held directly or indirectly by other public companies, as to which the Company has no knowledge) by them pursuant to the Offer or to vote in favor of the Merger. The foregoing does not include any Common Stock over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    Pursuant to the Morgan Stanley Engagement Letter, the Company formally retained Morgan Stanley to act as its financial advisor in connection with a proposed sale of the Company. The Board retained Morgan Stanley based upon Morgan Stanley's qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. In the ordinary course of Morgan Stanley's trading, brokerage and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of the Company or Numico. In the past, Morgan Stanley and its affiliates have provided financial advisory services for the Company, including acting as the Company's financial advisor in connection with the Company's acquisition of MET-Rx Nutrition, Inc. in January 2000.

    Pursuant to the Morgan Stanley Engagement Letter, the Company has agreed to pay Morgan Stanley a transaction fee, based on the aggregate value of the transaction, of approximately $10,750,000. No additional fee is payable in respect of Morgan Stanley's fairness opinion.

    In addition, the Company has agreed to indemnify Morgan Stanley, its affiliates and their respective officers, directors, employees, and agents and each other person, if any, controlling Morgan Stanley or its affiliates against certain liabilities and expenses arising out of Morgan Stanley's engagement.

    Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

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ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    During the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director, or affiliate of the Company has effected a transaction in shares of Common Stock except as follows: (1) on March 1, 2000, the Company purchased in an open market transaction 2,843 shares at $15.1875 per share and on April 1, 2000 purchased 2,835 shares at $15.125 per share, on behalf of participants in the Company's Employee Stock Purchase Plan; (2) on March 20, 2000, the Company's direct sales subsidiary, Rexall Showcase International, Inc., purchased in an open market transaction 4,489 shares at $16.8125 per share and on April 20, 2000 purchased 2,757 shares at $17.1875 per share, on behalf of participants in the Company's 1996 Rexall Showcase International Distributor Stock Purchase Plan;
(3) on April 26, 2000, Geary Cotton, the Company's Vice President and Chief Financial Officer, exercised 30,000 stock options at $3.167 per share which were due to expire; (4) on April 26, 2000, Nickolas Palin, the Company's Senior Executive Vice President, exercised 6,000 stock options at $3.167 per share which were due to expire; (5) on April 26, 2000, Richard Werber, the Company's Vice President and General Counsel, exercised 15,000 stock options at $3.167 per share which were due to expire; and (6) between February 29 and April 25, 2000, the Company's President and Chief Executive Officer, Damon DeSantis, gave an aggregate of 15,023 shares as bona fide gifts to charitable organizations and other parties.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Other than as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to (1) a tender offer for, or other acquisition of, the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

    Except as described above or in Item 3 of this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION.

    (a)  FLORIDA BUSINESS CORPORATION ACT.

    Under the FBCA, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 80% of the outstanding shares of Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's shareholders. However, if the Purchaser does not acquire at least 80% of the outstanding shares of Common Stock, a vote of the Company's shareholders is required under the FBCA and a longer period of time will be required to effect the Merger. In the event that the Purchaser effects the Merger without a vote of the shareholders, a shareholder who shall not have tendered (or tendered but withdrew) such shareholder's shares of Common Stock in the Offer will have the right to exercise dissenters' rights under
Section 607.1320 of the FBCA, including the right, provided that such dissenting shareholder shall have properly perfected such shareholder's dissenters' rights in accordance with Section 607.1320 of the FBCA, to have the fair value of such shareholder's shares determined by a Florida court.

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    For information regarding the inapplicability to the Offer and the Merger of certain anti-takeover provisions of the FBCA, see Section 15 of the Offer to Purchase which is incorporated herein by reference.

    (b)  REGULATORY APPROVALS.

    For information regarding governmental and regulatory approvals required in order to consummate the Offer and the Merger, including pre-merger notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, see
Section 15 of the Offer to Purchase which is incorporated herein by reference.

    (c)  INFORMATION PROVIDED PURSUANT TO RULE 14F-1 UNDER THE EXCHANGE ACT.

    The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished to the Company's shareholders in connection with the designation by the Purchaser of persons to the Board other than at a meeting of the Company's shareholders, and such information is incorporated by reference herein.

    (d)  LEGAL PROCEEDINGS.

    On May 1, 2000, a shareholder of the Company filed an action in the Circuit Court of the 15th Judicial Circuit, in and for Palm Beach County, Florida, against the Company and its directors seeking, among other remedies, to enjoin the Merger. The complaint alleges that the individual defendants failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward the plaintiff and the other Company shareholders. The substantive allegations contained in the complaint include (i) that, while the plaintiff and other public shareholders are cashed out in the Merger, Damon DeSantis and numerous other Company executives have signed new employment contracts with Numico and will remain with the combined entity, and (ii) the consideration being offered to plaintiff and the other public shareholders is inadequate because it did not result from an appropriate consideration of the value of the Company, as the directors were presented with and asked to evaluate the proposed merger without any attempt to ascertain the true value of the Company through open bidding or a market check mechanism. The plaintiff has requested that the lawsuit be maintained as a class action on behalf of himself and all holders of Common Stock other than the named defendants and any of their affiliates, that the directors of the Company be directed to maximize shareholder value and resolve all conflicts of interest in the best interests of the shareholders, and that the defendants be enjoined from consummating the transactions until defendants adopt and implement a procedure or process to obtain the highest price possible for the Common Stock. The Company believes the complaint to be without basis in fact or law and intends to oppose the litigation vigorously; however, no assurances can be given as to the outcome or effect of the foregoing or any other possible future litigation on the Offer, the Merger or the Company.

    (e)  FORWARD LOOKING STATEMENTS.

    This Schedule 14D-9 may contain or incorporate by reference certain "forward-looking statements" which represent the Company's expectations or beliefs, including, but not limited to, statements concerning industry performance, the Company's operations, economic performance, financial condition, growth and acquisition strategies, margins and growth in sales of the Company's products. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control, and actual results may differ materially depending on a variety of important factors, including uncertainty related to acquisitions, government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, reliance on independent distributors of

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
the Company's network marketing subsidiary, Rexall Showcase International, Inc., the centralized location of the Company's manufacturing operations, availability of raw materials, risks associated with international operations, competition, product liability claims, volatility of stock price and those factors described in this and other Company filings with the SEC.

    (f)  OTHER MATERIAL INFORMATION.

    The information contained in all of the Exhibits referred to in Item 9 below is incorporated by reference herein.

ITEM 9.  EXHIBITS.

  *   (a)(1)  Offer to Purchase dated May 5, 2000.

 *+   (a)(2)  Letter of Transmittal.

  *   (a)(3)  Letter to Shareholders of the Company dated May 5, 2000.

  +   (a)(4)  Press Release of the Company dated May 1, 2000.

  +   (a)(5)  Form of Summary Advertisement dated May 5, 2000.

  +   (e)(1)  Agreement and Plan of Merger dated as of April 30, 2000.

  +   (e)(2)  Shareholder Agreement dated April 30, 2000.

  *   (e)(3)  Opinion of Morgan Stanley & Co. Incorporated.

  +   (e)(4)  Employment Agreement, dated as of April 30, 2000, among
              Numico, the Company and Damon DeSantis.

  +   (e)(5)  Employment Agreement, dated as of April 30, 2000, among
              Numico, the Company and Geary Cotton.

  +   (e)(6)  Employment Agreement, dated as of April 30, 2000, among
              Numico, the Company and Richard Goudis.

  +   (e)(7)  Employment Agreement, dated as of April 30, 2000, among
              Numico, the Company and Gerald Holly.

  +   (e)(8)  Employment Agreement, dated as of April 30, 2000, among
              Numico, the Company and Richard Werber.

  +   (e)(9)  Consulting Agreement, dated as of April 30, 2000, among
              Numico, the Company and Carl DeSantis.

  +  (e)(10)  Consulting Agreement, dated as of April 30, 2000, among
              Numico, the Company and Nickolas Palin.

  +  (e)(11)  Consulting Agreement, dated as of April 30, 2000, among
              Numico, the Company and Christian Nast.

  +  (e)(12)  Benefits Letter, dated April 30, 2000, by and between Numico and the Company.

  +  (e)(13)  Confidentiality Agreement, dated March 22, 2000, by and between Numico and the Company.

------------------------

*   Included in materials delivered to shareholders of the Company.

+ Filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule TO dated May 5, 2000, and incorporated herein by reference.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       REXALL SUNDOWN, INC.

                                                       By:  /s/ DAMON DESANTIS
                                                            -----------------------------------------
                                                            Name: Damon DeSantis
                                                            Title: President and Chief Executive
                                                            Officer
May 5, 2000

                                                                         ANNEX A

                              REXALL SUNDOWN, INC.
                         6111 BROKEN SOUND PARKWAY, NW
                           BOCA RATON, FLORIDA 33487

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14F-1 THEREUNDER

       NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

    This Information Statement is being mailed on or about May 5, 2000, as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Rexall Sundown, Inc. (the "Company") to the holders of record of shares of Common Stock, par value $0.01 per share, of the Company (the "Common Stock"). You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned in the Schedule 14D-9.

    The Company, Koninklijke Numico N.V. ("Numico") and Nutricia
Investment Corp. (the "Purchaser") entered into an Agreement and Plan of Merger dated as of April 30, 2000 (the "Merger Agreement"), in accordance with the terms and subject to the conditions of which the Purchaser commenced the Offer. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, June 2, 2000, unless the Offer is extended.

    The Merger Agreement requires the Company to cause the directors designated by the Purchaser to be elected to the Board under the circumstances described therein following consummation of the Offer.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

    The information contained in the Information Statement (including information incorporated by reference) concerning the Purchaser and the Purchaser Designees (as defined herein) has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

    The shares of Common Stock are the only class of voting securities of the Company outstanding. As of April 28, 2000, there were 64,063,856 shares of Common Stock outstanding. The Board currently consists of seven members. Each share of Common Stock is entitled to one vote. The officers of the Company serve at the discretion of the Board.

                INFORMATION WITH RESPECT TO PURCHASER DESIGNEES

    Pursuant to the Merger Agreement, immediately following the acceptance for payment of, and payment for, any shares of Common Stock by the Purchaser pursuant to and subject to the conditions (including the Minimum Condition (as defined in the Merger Agreement), which condition may not be waived by the Purchaser) of the Offer, the Company shall take all necessary actions to cause such number of such persons rounded up to the nearest whole number designated by Numico and the Purchaser to become members of the Board (the "Purchaser Designees") as is at least equal to the product of (x) the number of directors on the Board (including the Purchaser Designees appointed pursuant to this sentence) and (y) the percentage of outstanding shares of Common Stock of the Company owned in the aggregate by the Purchaser and Numico, subject to compliance with Section 14(f) of the Exchange Act; provided, however, that prior to the Effective Time the Board shall always have at least two directors (the "Independent Directors") who are neither officers of the Purchaser nor designees, shareholders or affiliates of the Purchaser or the Purchaser affiliates; and, provided further that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall be entitled to designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors of the Company shall designate two persons to fill such vacancies who shall not be officers or affiliates of the Purchaser or any of its affiliates, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

    The Purchaser has informed the Company that it will choose the Purchaser Designees from the persons listed below. The Purchaser has informed the Company that each of the Purchaser Designees has consented to act as a director, if so designated. Biographical information concerning each of the Purchaser Designees is presented below.

    The name, business address, age, position with the Purchaser or an affiliate and five year employment history of each of the Purchaser Designees is set forth below (unless otherwise indicated, each occupation set forth for each individual refers to employment with the Purchaser):

    JOHANNES C.T. VAN DER WIELEN, 56, has served as the President and Chief Executive Officer of Numico and Nutricia International N.V. ("Nutricia International") since January 1992 and as a member of the Executive Board of Numico and Nutricia International since January 1989. Mr. van der Wielen is also a member of the Supervisory Board of each of Maxeres Holding N.V., Gouda Vuurvast Holding N.V. and Benckiser N.V. In addition, he is a member of "Raad van Bestuur" Telindus B.V., a member of the Advisory Board of ABN AMRO, Chairman of "Stichting Continuiteit Wolters Kluwer" and a director of Numico Nationaal B.V.

    PHILIPPE J.M. MISTELI, 45, has served as the Chief Financial Officer and as a member of the Executive Board of Numico since May 2000. From July 1997 to
May 2000, Mr. Misteli was the Chief Financial Officer and a member of the Executive Board of Euro Disney. Prior to that, Mr. Misteli held various positions with Unilever, including Chief Financial Officer North American Division and Head of Commercial Services.

    TON J. BRITTIJN, 46, has served as Manager of Corporate Business Control for Numico since January 1997. Mr. Brittijn has been with Numico in various financial related positions since January 1994.

    PHILIP VAN RANDWIJK, 47, has served as the Treasurer of Numico since
May 1994.

    HENK DEKKER, 54, has served as the Secretary of Numico since October 1994. Prior to 1994, Mr. Dekker served as the corporate secretary for Unigro N.V.

    JULITTE VAN DER VEN, 58, has served as General Counsel for Numico since July 1989. Mrs. van der Ven also serves as the sole director and executive officer of each of Nutricia Investment Corp., Nutricia Florida, Inc., Nutricia Delaware, Inc. and Numico, Inc.

    ALBERT EENINK, 56, has served as the Director of Corporate Research for Numico since December 1996. Prior to 1996, Mr. Eenink served as the Director of Research for the Agricultural Institute in Wageningen, the Netherlands.

    JOS VAN DE SCHRAAF, 46, has served as the Director Corporate Control and Accounting for Numico since August 1995. From 1990 to 1995, Mr. van de Schraaf was a partner with Moret Ernest & Young.

    The business address for each of the above designees is Rokkeveenseweg 49, 2712 PJ Zoetermeer, P.O. Box 1, 2700 MA Zoetermeer, the Netherlands.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    Biographical information concerning the Company's current directors and executive officers as of May 1, 2000, is as follows:

NAME                                     AGE                            POSITION(S)
----                                   --------   --------------------------------------------------------
Carl DeSantis........................     60      Chairman of the Board

Christian Nast.......................     68      Vice Chairman

Damon DeSantis.......................     36      President, Chief Executive Officer and Director; Chief
                                                  Executive Officer of Rexall Showcase International, Inc.

Nickolas Palin.......................     52      Senior Executive Vice President and Director

Geary Cotton.........................     48      Vice President, Chief Financial Officer and Treasurer

Richard Werber.......................     47      Vice President, General Counsel and Secretary

Richard Goudis.......................     39      Vice President and Chief Operating Officer

Gerald Holly.........................     58      Senior Executive Vice President

Dean DeSantis........................     38      Director

Stanley Leedy........................     65      Director

Melvin Stith.........................     53      Director

    CARL DESANTIS, age 60, founded the Company in 1976 and has been the Chairman of the Board of the Company since its inception. He served as Chief Executive Officer of the Company from its inception to February 1997 and President of the Company from 1976 to April 1995. Mr. DeSantis has had over 18 years of experience with retail drug store companies, including Super-X Drug Stores and Walgreen Drug Stores. He is the father of Damon DeSantis, the President, Chief Executive Officer and a Director of the Company, and Dean DeSantis, a Director of the Company.

    CHRISTIAN NAST, age 68, has been Vice Chairman of the Company since February 1999 and a Director of the Company since October 1993. Mr. Nast served as Chief Executive Officer of the Company from February 1997 to February 1999, President of the Company from April 1995 to February 1998 and Chief Operating Officer of the Company from April 1995 to February 1997. From December 1989 to April 1995, Mr. Nast was employed by Colgate Palmolive Company as its Executive Vice President--North America. Mr. Nast has over 40 years of experience in the consumer products industry with companies such as Bristol-Myers Squibb Company, Chesebrough-Ponds, Inc. and the Procter & Gamble Company. Mr. Nast is also a Director of Q.E.P. Co., Inc.

    DAMON DESANTIS, age 36, has been Chief Executive Officer of the Company since February 1999, President of the Company and Chief Executive Officer of Rexall Showcase International, Inc., the Company's network marketing subsidiary, since February 1998 and a Director of the Company since July 1988. He served as President of Rexall Showcase from January 1993 to February 1998 and as Executive Vice President of the Company from July 1988 to February 1998. He was a Vice President of the Company from when he joined the Company in September 1983 until July 1988. He is the son of Carl DeSantis, the Chairman of the Board of the Company, and the brother of Dean DeSantis, a Director of the Company.

    NICKOLAS PALIN, age 52, has been Senior Executive Vice President of the Company since July 1998 and a Director of the Company since December 1995.
Mr. Palin served as President of the Company's Sundown Vitamins division from September 1997 to January 1999, Senior Vice President--Sales and Marketing of the Company from August 1989 to September 1997 and joined the Company in 1984.

    GEARY COTTON, age 48, has been Vice President and Chief Financial Officer of the Company since August 1989, Treasurer of the Company since March 1993 and joined the Company in 1986. Mr. Cotton is a Certified Public Accountant.

    RICHARD WERBER, age 47, has been Vice President and General Counsel of the Company since joining the Company in August 1991 and Secretary of the Company since March 1993. Prior to that, Mr. Werber was a partner in the law firm of Holland & Knight.

    RICHARD GOUDIS, age 39, has been Vice President and Chief Operating Officer of the Company since March 2000. Mr. Goudis served as Vice President--Finance of the Company from the time he joined the Company in April 1998 through February 2000. From April 1995 to April 1998, Mr. Goudis was employed by the Sunbeam Corporation in various executive financial positions including, most recently, as Vice President of Investor Relations and Corporate Planning.

    GERALD HOLLY, age 58, has been Senior Executive Vice President of the Company since March 2000. Mr. Holly served as Executive Vice President--Operations from the time he joined the Company in November 1997 through March 2000. For the prior 25 years, Mr. Holly served in various capacities for Pharmavite Corp., a subsidiary of Otsuka Pharmaceutical Company, Ltd. of Japan, including Executive Vice President--Operations since 1992.

    DEAN DESANTIS, age 38, has been a Director of the Company since March 1990. He served as Chief Operating Officer of the Company from February 1997 to
March 1998, Senior Vice President--Operations of the Company from June 1989 to March 1998 and joined the Company in 1985. He is the son of Carl DeSantis, the Chairman of the Board of the Company and the brother of Damon DeSantis, the President, Chief Executive Officer and a Director of the Company.

    STANLEY LEEDY, age 65, has been a Director of the Company since March 1993. Since January 1985, Mr. Leedy has been the President and Chief Executive Officer of Van San Corporation, a consulting firm for the pharmaceutical and vitamin industry. Mr. Leedy has over 30 years experience in the pharmaceutical and vitamin industry and has previously served as President and Chief Executive Officer of the Rexall Drug & Chemical Company, a division of Dart
Industries, Inc.

    MELVIN STITH, age 53, has been a Director of the Company since April 1997. Since July 1991, Mr. Stith has been Dean of the Florida State University College of Business. From December 1989 to July 1991, Mr. Stith was Chairman of the Marketing Department of the Florida State University College of Business where he was also a Professor. Mr. Stith is also a Director of Correctional Services Corp., Keebler Foods Company, Palmetto Hospital Trust, Inc., Synovous Financial Corp. and Tallahassee State Bank.

BOARD MEETINGS AND COMMITTEES

    During the Company's fiscal year ended August 31, 1999, the Company's Board of Directors held six meetings and took certain actions by unanimous written consent. During the 1999 fiscal year, no Director attended fewer than 75 percent of the aggregate of (i) the number of meetings of the Board of Directors held during the period he served on the Board, and (ii) the number of meetings of committees of the Board of Directors held during the period he served on such committees.

    The committees of the Board of Directors are the Audit Committee and the Compensation/Stock Option Committee. The Board does not have a nominating or similar committee.

AUDIT COMMITTEE

    The members of the Audit Committee are Messrs. Leedy, Stith and Dean DeSantis. Mr. Leedy serves as Chairman of the Committee. During the 1999 fiscal year, the Audit Committee held three meetings. The Audit Committee is responsible for (i) recommending the firm to be appointed as independent certified public accountants to audit the Company's financial statements; (ii) discussing the scope and results of the audit with the independent certified public accountants; (iii) reviewing with management and the independent certified public accountants the Company's interim and year-end results; (iv) considering the adequacy of the internal accounting controls and audit procedures of the Company; and (v) reviewing the non-audit services to be performed by the independent certified public accountants.

COMPENSATION COMMITTEE

    The members of the Compensation/Stock Option Committee are Messrs. Leedy and Stith and Mr. Leedy serves as Chairman of the Committee. During the 1999 fiscal year, the Compensation/Stock Option Committee held two meetings and took certain actions by unanimous written consent. The Compensation/Stock Option Committee is responsible for setting compensation of the executive officers of the Company and for the grant of stock options to purchase Common Stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    None.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table sets forth the compensation of the Company's Chief Executive Officer and the other four most highly paid executive officers who were serving as executive officers at the end of fiscal 1999 (collectively, the "Named Executive Officers"), for the fiscal years ended August 31, 1999, 1998 and 1997.

                                                                                              LONG-TERM
                                                                                           COMPENSATION(1)
                                                                                           ---------------
                                          ANNUAL COMPENSATION                                 NUMBER OF
                                  ------------------------------------    OTHER ANNUAL         OPTIONS
NAME AND PRINCIPAL POSITION       FISCAL YEAR   SALARY ($)   BONUS ($)   COMPENSATION(2)     GRANTED(3)
---------------------------       -----------   ----------   ---------   ---------------   ---------------
Carl DeSantis ..................     1999        $502,586     $    --        $17,025           197,500
  Chairman of the Board              1998         491,761     237,500         10,892           300,000
                                     1997         452,362     217,880         16,712           120,000

Damon DeSantis .................     1999         396,769          --         13,775           227,000
  President and CEO                  1998         331,717     109,575          7,715           270,000
                                     1997         197,885      47,297          9,182            80,000

Nickolas Palin .................     1999         377,899     165,931          6,337           335,000
  Senior Executive Vice              1998         360,135     168,750          4,076           280,000
  President                          1997         285,578     102,266          4,589            80,000

Christian Nast .................     1999         349,615          --         13,012           174,000
  Vice Chairman                      1998         416,278     280,000         11,500           300,000
                                     1997         335,779     157,508         11,298           120,000

Geary Cotton ...................     1999         323,925          --         17,223           177,500
  Vice President, Chief              1998         314,117     100,000         12,126           260,000
  Financial Officer and              1997         197,885      63,504         15,468            80,000
  Treasurer

------------------------

 (1) The columns for "Restricted Stock Awards," "LTIP Payouts" and "All Other Compensation" have been omitted because there is no compensation required to be reported in such columns.

(footnotes continued on following page)

 (2) Represents that portion of the Company's automobile expense allowance attributable to non-business utilization of such officer's automobile, the Company's contributions to its 401(k) Plan for the benefit of such officer and executive long-term disability expenses.

 (3) See "Stock Based Plans--Individual Option Grants in the Fiscal Year Ended August 31, 1999" and "Aggregate Option Exercises in the Fiscal Year Ended August 31, 1999 and Fiscal Year-End Option Values" for additional information with respect to these options.

EMPLOYMENT AGREEMENTS

    The Company entered into employment agreements on April 1, 1995 with each of Carl DeSantis, Damon DeSantis, Nickolas Palin, and Geary Cotton pursuant to which their base annual salaries as of January 14, 2000 were $375,000, $425,000, $385,900 and $330,800, respectively. Each of such employment agreements is for a rolling term of three years except for Mr. Palin's employment agreement which is for a rolling term of four years. The Company entered into an employment agreement with Christian Nast for a three-year term commencing September 1, 1998, pursuant to which he currently receives a base annual salary of $100,000. Each of such employment agreements provides for annual increases of base salary of the greater of 5% or the percentage increase in the consumer price index published by the United States Department of Labor. In addition, each of Damon DeSantis, Nickolas Palin and Geary Cotton is entitled to receive incentive bonuses upon the attainment by the Company of certain net sales and net income targets. Such bonuses may not exceed 75% of base salary for Damon DeSantis and 62 1/2% of base salary for each of Nickolas Palin and Geary Cotton.

    The employment agreements each provide that, if the employee terminates his employment without good reason or is terminated for cause, such employee is subject to a non-competition provision for a period of 18 months except for Mr. Palin's employment agreement which makes him subject to a non-competition provision for a period of three years. In the event of a change of control of the Company, the employee is entitled to terminate his employment and receive a lump sum distribution of compensation in an amount equal to three times such employee's then current effective yearly compensation, including, but not limited to, salary and bonuses. If the employee elects to so terminate, the non-competitive provisions contained in the employment agreement will terminate. Similar provisions apply in the event an employee is terminated without cause upon a change of control of the Company. Payments under the agreements by the Company after a change of control are, however, limited to the amount which would be deductible by the Company under the Internal Revenue Code of 1986, as amended (the "Code"). A "change of control" is deemed to occur upon (i) the acquisition of 30% or more of the Company's voting power by anyone other than a current director, executive officer of the Company or an affiliate thereof without the approval of a majority of the Incumbent Directors, as defined therein, or (ii) the Incumbent Directors becoming less than a majority of the Board of Directors of the Company or its successor. A change of control, as to any employee, may not result from a voluntary action of such employee. In addition, upon a "change of control," all unvested options granted to the foregoing persons under the Company's 1993 Stock Incentive Plan will vest.

NEW EMPLOYMENT AGREEMENTS AND CONSULTING AGREEMENTS

    In connection with the Merger Agreement, a number of officers of the Company, including those described above, have entered into new employment or consulting agreements with the Company and Numico. For a description of these agreements, see "Purpose of the Offer; Plans for the Company; the Merger Agreement; Other Agreements" in the Offer to Purchase, which is incorporated by reference herein.

                               STOCK BASED PLANS

    The following is a brief summary of the Company's stock-based plans in effect during the fiscal year ended August 31, 1999, under which directors, officers and certain employees of the Company received benefits.

STOCK INCENTIVE PLAN

    Under the 1993 Stock Incentive Plan, the Company is authorized to grant stock options to selected officers and key employees. The Plan will remain in effect for ten years until March 14, 2003, unless terminated by the Company's Board of Directors. The maximum number of Shares issuable under the Plan is 21,000,000 and is subject to appropriate adjustment in the event of a stock split, reverse stock split, consolidation of Shares, capital adjustment, payment of stock dividend or distribution, or other increase or decrease in the Shares without receipt of consideration. All Options under the Plan must be granted prior to March 14, 2003, and all Options that have been granted must be exercised prior to their expiration date. No Option will be exercisable after ten years after the date the Option is granted.

DIRECTOR STOCK OPTION PLANS

    The Company has two plans covering directors.

    1993 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN. Under the Amended and Restated 1993 Non-Employee Director Stock Option Plan (the "1993 Director Plan"), each director who is not an employee of the Company or its subsidiaries ("Non-Employee Directors") is entitled to a one-time grant of options upon initial election to the Board of Directors with respect to 15,000 shares of Common Stock, which vest 33 1/3% per year commencing one year from the date of grant (except for those stock options granted prior to February 1997 which shall continue to vest 20% per year commencing one year from the date of grant) and have a term of 10 years (except for those granted prior to February 1996 which have a term of six years). The maximum number of shares of Common Stock available for issuance under the 1993 Director Plan is 120,000 shares. The 1993 Director Plan will expire on, and no options may be granted thereunder after March 14, 2003, subject to the right of the Board of Directors to earlier terminate the 1993 Director Plan. Upon a "change of control" (defined in the same manner as in the employment agreements discussed under "Executive Compensation--Employment Agreements"), all options outstanding under the 1993 Director Plan will become immediately exercisable in full.

    1994 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN. Under the Amended and Restated 1994 Non-Employee Director Stock Option Plan (the "1994 Director Plan"), each then Non-Employee Director was granted stock options to purchase 15,000 shares of Common Stock on July 7, 1994. The 1994 Director Plan also provides for the grant of an annual option to purchase 15,000 shares of Common Stock at the first Annual Meeting of Shareholders at which the Non-Employee Director is re-elected, 20,000 shares at the second Annual Meeting of Shareholders at which the Non-Employee Director is re-elected, 25,000 shares at the third Annual Meeting of Shareholders at which the Non-Employee Director is re-elected, and 30,000 shares at every subsequent Annual Meeting of Shareholders at which the Non-Employee Director is re-elected, which options vest 33 1/3% per year commencing one year from the date of grant (except for those stock options granted prior to February 1997, which shall continue to vest 20% per year commencing one year from the date of grant) and have a term of 10 years (except for those granted prior to February 1996, which have a term of five years). The maximum number of shares of Common Stock available for issuance under the 1994 Director Plan is 600,000 shares. The 1994 Director Plan will expire on, and no options may be granted thereunder after July 6, 2003, subject to the right of the Board of Directors to earlier terminate the 1994 Director Plan. Upon a "change of control" (defined in the same manner as in the employment agreements discussed under "Executive Compensation--Employment Agreements"), all options outstanding under the 1994 Director Plan will become immediately exercisable in full.

    Effective as of April 26, 2000, the 1993 Stock Incentive Plan, the 1993 Director Plan and the 1994 Director Plan each were amended to provide that upon the effective date of the merger contemplated by the Merger Agreement (the "Merger"), each then outstanding option, whether or not then exercisable, is to be converted into a right to receive a cash payment from the Company equal to the excess, if any, of the Merger Consideration (as defined in the Merger Agreement) over the exercise price for such option. Further, the Compensation Committee under each such plan is given the right to cancel, without consideration, as of the effective date of the Merger, any options with respect to which the exercise price exceeds the Merger Consideration.

    The following table sets forth certain information concerning grants of options to purchase Common Stock made during the 1999 fiscal year to the Named Executive Officers. All stock options were granted pursuant to the Company's 1993 Stock Incentive Plan.

       INDIVIDUAL OPTION GRANTS IN THE FISCAL YEAR ENDED AUGUST 31, 1999

                                                                                      POTENTIAL REALIZABLE VALUE AT
                                                                                         ASSUMED ANNUAL RATES OF
                                             % OF TOTAL                               STOCK PRICE APPRECIATION FOR
                             NUMBER OF    OPTIONS GRANTED    EXERCISE                        OPTION TERM(3)
                              OPTIONS     TO EMPLOYEES IN    PRICE PER   EXPIRATION   -----------------------------
                             GRANTED(1)   FISCAL YEAR 1999   SHARE(2)       DATE           5%              10%
                             ----------   ----------------   ---------   ----------   -------------   -------------
Carl DeSantis............    147,500(4)         3.1%          $11.375     12/06/08     $1,055,167      $2,674,001
                              50,000(5)         1.0%           11.560     06/14/09        363,501         921,183

Damon DeSantis...........    127,000(4)         2.6%           11.375     12/06/08        908,517       2,302,360
                             100,000(5)         2.1%           11.560     06/14/09        727,002       1,842,366

Nickolas Palin...........    185,000(4)         3.9%           11.375     12/06/08      1,323,430       3,353,832
                              50,000(6)         1.0%           14.190     02/28/09        446,201       1,130,760
                             100,000(5)         2.1%           11.560     06/14/09        727,002       1,842,366

Christian Nast...........    124,000(4)         2.6%           11.375     12/06/08        887,056       2,247,974
                              50,000(5)         1.0%           11.560     06/14/09        363,501         921,183

Geary Cotton.............     92,500(4)         1.9%           11.375     12/06/08        661,715       1,676,916
                              85,000(5)         1.8%           11.560     06/14/09        617,952       1,566,011

------------------------

 (1) Such options become exercisable with respect to 33 1/3% of the covered shares one year from the date of grant, 66 2/3% of the covered shares two years from the date of grant, and the remainder become exercisable three years from the date of grant, except for the 50,000 options granted to Nickolas Palin on March 1, 1999, which were exercisable immediately.

 (2) The exercise price is the fair market value on the date of grant, determined by calculating the average of the high and low prices of the Common Stock on the date of such grant.

 (3) The stock price appreciation is computed based on the exercise price per share. The dollar amounts set forth under these columns are the result of calculations at the 5% and 10% rates established by the Securities and Exchange Commission and are not intended to forecast future appreciation in the price of the Common Stock.

 (4) Such options were granted on December 7, 1998.

 (5) Such options were granted on June 15, 1999.

 (6) Such options were granted on March 1, 1999.

              AGGREGATE OPTION EXERCISES IN THE FISCAL YEAR ENDED
               AUGUST 31, 1999 AND FISCAL YEAR-END OPTION VALUES

    The following table sets forth certain information concerning the exercise in fiscal 1999 of options to purchase Common Stock by the Named Executive Officers and the unexercised options to purchase Common Stock held by such individuals at August 31, 1999.

                                                           NUMBER OF UNEXERCISED         VALUE OF UNEXERCISED
                                      VALUE REALIZED            OPTIONS AT              IN-THE-MONEY OPTIONS AT
                         SHARES       (MARKET PRICE           FISCAL YEAR-END             FISCAL YEAR-END(1)
                       ACQUIRED ON   AT EXERCISE LESS   ---------------------------   ---------------------------
                        EXERCISE     EXERCISE PRICE)    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                       -----------   ----------------   -----------   -------------   -----------   -------------
Carl DeSantis........    165,000        $1,692,958        360,000        437,500      $1,388,135      $237,938
Damon DeSantis.......     90,000           897,486        368,333        433,667       1,910,433       253,542
Nickolas Palin.......     40,000           566,828        169,002        537,332         114,412       587,195
Christian Nast.......         --                --        161,000        456,000         155,116       471,732
Geary Cotton.........     15,000           150,308        446,000        386,500       2,686,014       283,123

------------------------

 (1) Based on a fiscal year-end value of $12.50 per share. Value is calculated by multiplying (a) the difference between $12.50 and the in-the-money option exercise price by (b) the number of shares of Common Stock underlying the in-the-money option.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth information with respect to the beneficial ownership of shares of Common Stock of the Company as of April 30, 2000, by all shareholders of the Company known to be beneficial owners of more than 5% of such Common Stock, by each director, by each of the executive officers named in the Summary Compensation Table and by all directors and executive officers as a group, as determined in accordance with Rule 13d-3(d) under the Exchange Act:

                                                                                     PERCENTAGE OF
                                                     NUMBER OF SHARES OF                COMMON
                                                        COMMON STOCK               STOCK OUTSTANDING
                                                     -------------------           -----------------
Carl DeSantis......................................       8,233,332(1)(2)(3)              12.7%
Damon DeSantis.....................................      11,190,229(1)(3)(4)(5)           17.3
Christian Nast.....................................         409,629(3)                       *
Nickolas Palin.....................................         408,001(3)                       *
Geary Cotton.......................................         726,755(3)(6)                  1.1
Dean DeSantis......................................       8,997,306(1)(3)(4)(7)           14.0
Stanley Leedy......................................          86,000(3)(8)                    *
Melvin Stith.......................................          31,667(3)                       *
Debbie DeSantis....................................       4,633,802(3)(4)(9)               7.2
CDD Partners, Ltd..................................      17,637,923(1)                    27.6
Triple D Investments, LLC..........................      13,158,042(4)                    21.0
Sylvia DeSantis Irrevocable Life Insurance Trust...      13,158,042(4)                    21.0
All directors and executive officers as a group
  (11 persons).....................................      30,893,474(10)                   45.7

------------------------

  * Represents less than 1%.

 (1) In June 1993, each of Carl DeSantis, Damon DeSantis and Dean DeSantis contributed all shares of Common Stock then owned by them to CDD Partners, Ltd. ("CDD"), a Texas limited partnership of which Carl DeSantis, Damon DeSantis and Dean DeSantis are limited partners, and to CDD Management, Inc. ("CDDM"), a Texas corporation and the general partner of CDD.

     Each of Carl DeSantis, Damon DeSantis and Dean DeSantis has shared beneficial ownership and voting power with respect to all such shares held by CDD. CDD's address is 12770 Coit Road, #850, Dallas, Texas 75251.

 (2) Includes 7,523,499 shares held by CDD, which represent Carl DeSantis' percentage interest in CDD. Does not include 10,114,424 shares beneficially owned by Dean DeSantis and Damon DeSantis indirectly through CDD.

 (3) For each person, includes shares beneficially owned pursuant to currently exercisable stock options or options which will become exercisable within 60 days: Carl DeSantis--544,833 shares; Damon DeSantis--545,667 shares; Dean DeSantis--435,000 shares; Christian Nast--380,000 shares; Nickolas Palin--402,001 shares; Geary Cotton--492,501 shares; Debbie DeSantis--117,333; Stanley Leedy--75,000 shares; and Melvin Stith-31,667 shares. See "Executive Compensation."

 (4) In April 2000, Sylvia DeSantis, as trustee under the Sylvia DeSantis Revocable Trust dated October 30, 1996, contributed 13,158,042 shares of Common Stock then owned by such trust to Triple D Investments, LLC, a Florida limited liability company ("Triple D"). Subsequently, Ms. DeSantis transferred 100% beneficial ownership in Triple D by gift in equal percentages to her children, Damon DeSantis, Dean DeSantis and Debbie DeSantis, as trustees of the Sylvia DeSantis Irrevocable Life Insurance Trust. As a result, each of Damon DeSantis, Dean DeSantis and Debbie DeSantis have shared beneficial ownership and voting power with respect to all such shares held by Triple D. Triple D's address is 9350 S. Dixie Highway, Suite 1550, Miami, Florida.

 (5) Includes 6,029,712 shares held by CDD which represent Damon DeSantis' percentage interest in CDD and 4,388,044 shares held by Triple D which represent Damon DeSantis' percentage interest in Triple D. Does not include
     (i) 11,608,211 shares beneficially owned by Damon DeSantis that are held by CDD, which represent the percentage interest of Carl DeSantis and Dean DeSantis in CDD; (ii) 8,776,088 shares beneficially owned by Damon DeSantis that are held by Triple D, which represent the percentage interest of Dean DeSantis and Debbie DeSantis in Triple D; and (iii) 31,114 shares owned by the wife of Damon DeSantis. Mr. DeSantis disclaims beneficial ownership of his wife's shares.

 (6) Does not include 12,242 shares owned by the wife of Geary Cotton, as to which shares Mr. Cotton disclaims beneficial ownership.

 (7) Includes 4,084,712 shares held by CDD which represent Dean DeSantis' percentage interest in CDD. Does not include (i) 13,553,211 shares beneficially owned by Dean DeSantis that are held by CDD which represent the percentage interest of Carl DeSantis and Damon DeSantis in CDD,
     (ii) 8,776,088 shares beneficially owned by Dean DeSantis that are held by Triple D, which represent the percentage interest of Damon DeSantis and Debbie DeSantis in Triple D; and (iii) 19,546 shares beneficially owned by the wife of Dean DeSantis. Mr. DeSantis disclaims beneficial ownership of his wife's shares.

 (8) Does not include 8,900 shares owned by the wife of Stanley Leedy, as to which shares Mr. Leedy disclaims beneficial ownership.

 (9) Does not include 8,776,088 shares beneficially owned by Debbie DeSantis that are held by Triple D, which represent the percentage interest of Dean DeSantis and Damon DeSantis in Triple D.

(10) Includes 3,565,153 shares beneficially owned by directors and executive officers as a group pursuant to currently exercisable stock options or options which will become exercisable within 60 days. See "Executive Compensation."

REPORT OF THE COMPENSATION COMMITTEE

    As in prior years, the Company's executive compensation for fiscal 1999 consisted of three primary components: base salary, bonus and grants of stock options under the Company's Amended and Restated 1993 Stock Incentive Plan. Each officer's base salary and bonus is set forth in such officer's employment agreement.

    The salary and bonus components of the Company's executive compensation are designed to facilitate fulfillment of the following compensation objectives:
(i) attracting and retaining competent management; (ii) rewarding management for short and long-term accomplishments; (iii) aligning the interests of management with those of the Company's shareholders; and (iv) relating management compensation to the achievement of Company goals and the Company's performance.

    In April 1995, the Company's Board of Directors approved three-year employment agreements with each of the Company's executive officers. In addition, in September 1998, the Company entered into a three-year employment agreement with the Company's Vice Chairman, Christian Nast, which was a renewal of his prior employment agreement that expired on August 31, 1998. As of March 1997, the employment agreements of certain executive officers of the Company were amended to provide for a rolling three-year term and in September 1998, the employment agreement of Nickolas Palin, the Company's Senior Executive Vice President, was amended to provide for a rolling four-year term. Under such employment agreements, the base salaries of Carl DeSantis, Christian Nast, Damon DeSantis, Nickolas Palin and Geary Cotton as of January 14, 2000 were $375,000, $100,000, $425,000, $385,900 and $330,800, respectively. See
"Executive Compensation--Employment Agreements" and "--New Employment Agreements and Consulting Agreements." The Board's determination of fiscal 1999 salaries for the Company's executive officers set forth in their employment agreements was made after reviewing and considering a number of factors, including each officer's level of job responsibility, each officer's level of performance (with respect to specific areas of responsibility and on an overall basis), achievement of the Company's goals, the Company's performance during the 1999 fiscal year, compensation levels at competitive companies and the Company's historical compensation levels. The Company's compensation program for its executive officers is intended to link compensation in substantial part to corporate performance. A significant portion of executive officer compensation in the form of bonuses is tied directly to the attainment of net sales and net income targets as well as the fulfillment of individual objectives. Each officer's employment agreement also provides for an annual increase in base salary of the greater of 5% or the percentage increase in the Consumer Price Index published by the United States Department of Labor. Decisions about granting stock options to executive officers were made as described below. The Company also makes contributions under the Company's 401(k) Plan of up to $2,000 per employee, based on a 50% matching contribution. In recognition of the increased duties of Damon DeSantis as the Company's President and Chief Executive Officer, his bonus percentage potential was increased. Similarly, as a result of the reduced duties and responsibilities of Carl DeSantis, the Company's Chairman of the Board, and Christian Nast, the Company's Vice Chairman, their respective salaries were reduced and their eligibility to receive a bonus was eliminated.

    In determining the fiscal 1999 salary and bonus for Damon DeSantis, the Chief Executive Officer of the Company, the principal factors considered by the Board included (i) an analysis of the compensation of chief executive officers of public companies within the vitamin and nutritional supplement industry and public companies similar in size to the Company and (ii) the Company's 1999 fiscal year earnings and other performance measures. Approximately sixty percent of Mr. DeSantis' compensation is tied directly to the attainment of net sales and net income targets which were not met in fiscal 1999 and, therefore, no bonus was earned.

    The grants of stock options to executive officers in fiscal 1999 were determined by the Committee based upon recommendations by the Company's Chief Executive Officer, Damon DeSantis, and his assessment of each officer's contributions to the Company's success, position with the Company, potential to contribute to the Company's future performance and the overall level of responsibility and job performance of each officer.

    Section 162(m) of the Internal Revenue Code of 1986, as amended, enacted in 1993, generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to the Chief Executive Officer and the four other most highly compensated executive officers of the Company. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. The Company's 1993 Stock Incentive Plan has been structured such that awards thereunder may constitute qualifying performance-based compensation under Section 162(m). However, the Committee recognizes that unanticipated future events, such as a change of control of the Company or a change in executive personnel, could result in a disallowance of compensation deductions under Section 162(m). Moreover, the Committee may from time to time award compensation that is non-deductible under Section 162(m) when in the exercise of the Committee's business judgment such award would be in the best interest of the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. Such officers, directors and ten percent shareholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports they file.

    Based solely on its review of the copies of such forms received by it to date, the Company believes that during the fiscal year ending August 31, 1999, all reporting persons complied with Section 16(a) filing requirements applicable to them.

                               PERFORMANCE GRAPH

    The following graph compares the cumulative total shareholder return on the Common Stock with the cumulative total return on the Nasdaq Stock Market--U.S. Index ("Nasdaq Stock Market--U.S.") and the Natural Business Composite Index(TM) ("Natural Business Composite") from June 18, 1993 (the date the Common Stock was first offered to the public) through August 31, 1999 (assuming the investment of $100 in the Common Stock, the Nasdaq Stock Market--U.S. and the Natural Business Composite and reinvestment of dividends). The Natural Business Composite is prepared by Banc of America Securities LLC. The Company did not pay any dividends during this period.

                         COMPARISON OF CUMULATIVE TOTAL
                     RETURN AMONG REXALL SUNDOWN, INC., THE
                    NASDAQ STOCK MARKET--U.S. INDEX, AND THE
                        NATURAL BUSINESS COMPOSITE INDEX

    EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                                   6/18/93    8/31/96    8/31/97    8/31/98    8/31/99
                                                   --------   --------   --------   --------   --------
Rexall Sundown, Inc.                                 $100     $639.20    $641.50    $673.85    $461.54
Nasdaq Stock Market - U.S.                           $100     $165.53    $230.18    $217.41    $397.24
Natural Business Composite                           $100     $122.28    $148.03    $158.77    $140.51

    The comparisons in this table are required by the SEC and are not intended to forecast or be indicative of possible future performance of the Common Stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    None.

                                 EXHIBIT INDEX

  *  (a)(1)   Offer to Purchase dated May 5, 2000.

 *+  (a)(2)   Letter of Transmittal.

  *  (a)(3)   Letter to Shareholders of the Company dated May 5, 2000.

  +  (a)(4)   Press Release of the Company dated May 1, 2000.

  +  (a)(5)   Form of Summary Advertisement dated May 5, 2000.

  +  (e)(1)   Agreement and Plan of Merger dated as of April 30, 2000.

  +  (e)(2)   Shareholder Agreement dated April 30, 2000.

  *  (e)(3)   Opinion of Morgan Stanley & Co. Incorporated.

  +  (e)(4)   Employment Agreement, dated as of April 30, 2000, among
              Numico, the Company and Damon DeSantis.

  +  (e)(5)   Employment Agreement, dated as of April 30, 2000, among
              Numico, the Company and Geary Cotton.

  +  (e)(6)   Employment Agreement, dated as of April 30, 2000, among
              Numico, the Company and Richard Goudis.

  +  (e)(7)   Employment Agreement, dated as of April 30, 2000, among
              Numico, the Company and Gerald Holly.

  +  (e)(8)   Employment Agreement, dated as of April 30, 2000, among
              Numico, the Company and Richard Werber.

  +  (e)(9)   Consulting Agreement, dated as of April 30, 2000, among
              Numico, the Company and Carl DeSantis.

  +  (e)(10)  Consulting Agreement, dated as of April 30, 2000, among
              Numico, the Company and Nickolas Palin.

  +  (e)(11)  Consulting Agreement, dated as of April 30, 2000, among
              Numico, the Company and Christian Nast.

  +  (e)(12)  Benefits Letter, dated April 30, 2000, by and between Numico and the Company.

  +  (e)(13)  Confidentiality Agreement, dated March 22, 2000, by and between Numico and the Company.

------------------------

*   Included in materials delivered to shareholders of the Company.

+ Filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule TO dated May 5, 2000, and incorporated herein by reference.